Exhibit 99.1

Glory Star Enters into a Definitive Agreement for Going-Private Transaction

BEIJING, China, July 11, 2022 /PRNewswire/ -- Glory Star New Media Group Holdings Limited, (“Glory Star” or the “Company”) (Nasdaq: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Cheers Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and GSMG Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the Effective Time, each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled in exchange for the right to receive US$1.55 in cash without interest (the “Per Share Merger Consideration”). The Per Share Merger Consideration represents a premium of 76% over the Company’s closing price of US$0.88 per Share on March 11, 2022, the last trading day prior to March 14, 2022, the date that the Company announced it had received a “going-private” proposal, and a premium of 46% to the volume-weighted average closing price of the Company’s Shares during the 30 trading days prior to March 14, 2022. The Per Share Merger Consideration also represents an increase of approximately 22% over the US$1.27 per Share initially offered by Mr. Bing Zhang, the chief executive officer and chairman of the board of directors of the Company in his initial “going-private” proposal on March 13, 2022.

Immediately following the consummation of the merger, Parent will be beneficially owned by a group of rollover shareholders, including Mr. Bing Zhang, and certain financial investors (collectively, the “Buyer Group”).

As of the date of the Merger Agreement, the Buyer Group beneficially owns, in the aggregate, approximately 72.8% of the outstanding Shares of the Company.

The Buyer Group intends to fund the Merger through a combination of cash contributions from certain members of the Buyer Group pursuant to their respective equity commitment letters and rollover equity contributions from the rollover shareholders.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close in the second half of 2022, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by a special resolution by the affirmative vote of shareholders representing at least two-thirds of the voting power of the issued and outstanding Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the shareholders in accordance with the Cayman Islands Companies Act (As Revised) and the current effective memorandum and articles of association of the Company. Pursuant to certain support agreements and voting proxies entered among the members of the Buyer Group and Parent, the Buyer Group has agreed to vote all the Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-owned company wholly owned directly by Parent, and its Shares will no longer be listed on The Nasdaq Capital Market.

The Benchmark Company, LLC is serving as financial advisor to the Special Committee; Hogan Lovells is serving as U.S. legal counsel to the Special Committee; Mourant is serving as Cayman Islands legal counsel to the Special Committee.

China International Capital Corporation Hong Kong Securities Limited is serving as financial advisor to the Buyer Group; Latham & Watkins LLP is serving as U.S. legal counsel to the Buyer Group; Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Buyer Group.

Important Additional Information and Where to Find it

In connection with the proposed Merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at http://ir.gsmg.co/.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Merger proceed.

About Glory Star

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Glory Star’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement, and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Glory Star does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@gsmg.co

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